October 7, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (917) 777-2896.

William M. Webster, IV
Chief Executive Officer
Advance America, Cash Advance Centers, Inc.
135 North Church Street
Spartanburg, SC 29306

Re:	Advance America, Cash Advance Centers, Inc.
	Form S-1 filed Amended September 22, 2004
	File No. 333-118227


Dear Mr. Webster:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.


      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Inside Front Cover of the Prospectus
1. The inside front cover of the prospectus is not an appropriate forum for including disclosure. Please revise the Summary, Use of Proceeds, Dilution and any other section of the prospectus that is appropriate to include the information included below the Table of Contents. Please refer to Item 501 of Regulation S-K.

Summary - page 1
2. Add a section that clarifies the transactions that you will undertake between the financial statement date and the closing of the transaction. This should clarify that you intend to distribute substantially all of your pre June 30, 2004 profits to your current shareholders, that you intend to provide shares to related parties in exchange for your corporate headquarters and for the sale of aircraft and that you intend to sell securities to your officers and directors.

Risks Relating to Our Business - page 5
3. This section appears to be little more than bullet pointed risk factor headings, and therefore is not of the same quantum as the discussion of your business strategy and your company`s operating history. Please remove this section and instead revise your disclosure to include a brief narrative discussion of the operational hurdles that could affect the implementation of your growth strategy and affect your competitive strengths.
Risk Factors - page 10
4. We note your response to prior comments 13, 17 and 33. Please add a risk factor, which appears towards the beginning of the section, that discusses the fact that you will distribute out virtually all the profits that Advance America generated during its S Corporation status and also indicates the amount of funds available to the company after the offering and the debt-repayment are completed.

Our auditors concluded that, as of June 30, 2004... - page 10
5. Please describe to us in detail the nature of technical assistance provided by your independent auditors with respect to both FIN 45 and
FIN 46.

Current and future litigation and regulatory proceedings against us... - page 15
6. We note your response to prior comment 18. However, this risk factor continues to be very long and contains a significant amount of detail. Furthermore, it appears to be substantially similar to your
Legal Proceedings disclosure. Please revise the risk factor to summarize your overall exposure to litigation, including management`s assessment of the likelihood that there might be a material affect upon your revenues, operations or an investment in your shares from these lawsuits and regulatory actions. To the extent that you feel that specific lawsuits represent a material risk to an investment in your shares, please highlight that specific risk in a separate risk factor, as you did in the following risk factor relating to your problems with the State of Georgia.

Dividend Policy - page 31
7. We note your response to prior comment 32, and the disclosure included on page 31. However, we are not able to determine the amount of unrestricted cash that would be available for management to pursue its intended dividend policy. We note that you appear to plan to distribute all of your earnings and profits prior to the offering
(with the exception of your latest quarters earnings). Please clarify the amount of cash and the amount of earnings and profits from which you would be able to pay dividends.

Selected Consolidated Financial Information - page 35
8. We note your response to our prior comment 38. Please revise footnote 2 on page 36 to quantify the amount of pro forma income tax expense for 2001 that represents actual income tax for the period January 1, 2001 through September 30, 2001.
9. Given the significance of your goodwill as a percentage of your total assets, please revise to include the amount of goodwill for each period presented.

Managements Discussion and Analysis - page 37
10. We note your response to prior comment 40 and 41. While we acknowledge that the exact percentages that your banking correspondents place at risk is competitively sensitive, the amount of risk that you assume for credit losses under the agency model is material to an investors understanding of your business and the risks that they would encounter by investing in your shares. Consequently, we reissue prior comment 41.

Overview - page 37
11. Please clarify the number of consecutive times a customer may borrow or roll over a loan under your internal policies and/or the CFSA`s best practices.

Closed Payday Cash Advance Centers - page 39
12. We note your revisions to the discussion of closed payday cash advance centers on pages 39 and 40. Please revise to quantify the amount of outstanding Georgia advances as of June 30, 2004.
13. As a related matter, please also disclose how you are handling the collection of outstanding payday cash advances made in Georgia prior to suspension of operation and the circumstances under which you anticipate charging-off any uncollected balances related to the
Georgia advances.
14. Please revise to quantify the amount (if any) of outstanding payday cash advances made in Georgia that have been reserved and/or charged off subsequent to June 30, 2004.



Discussion of Critical Accounting Policies - page 41
15. Please revise your discussion of revenue recognition policies to address each of the five bullet points identified in our prior comment 47.
16. Supplementally tell us how many cash advance centers and/or agency relationships were acquired from the National Cash Advance group in 1999 and in what states those centers/relationships were located.
17. As a related matter, please supplementally tell us when you performed your annual goodwill impairment testing, what you considered your reporting units to be, and how your decision to suspend operations in Georgia affected your impairment analysis.

Results of Operations - page 45
18. We note your response to our prior comment 51 and your revised disclosures on page 49. However, it seems that termination of the contract with Peoples National Bank would have resulted in lost revenues and/or profits in your Pennsylvania and North Carolina markets. Please revise to disclose the impact to your results of operations.
Liquidity and Capital Resources - page 57
19. We note that your company will have only a small fraction of the offering proceeds available once the debt repurchases are conducted.
We also note your discussion of the cash losses that you expect from each new cash advance centers on page 39 and your plans to operate even more centers in the coming 12 month period. Please expand your discussion of your liquidity position to clarify the sources of liquidity that management believes it can call upon to meet these needs. Also, please clarify whether management believes that after the debt exchange it will be able to take on a more expanded leverage position.
Business - page 67
20. We note your response to prior comment 61. Please clarify your discussion of your approval process to clarify that you do not undertake any evaluation of the creditworthiness of your customers, outside a determination of their identity, bank account status and source of income.

Our Payday Cash Advance Services - page 73
21. We note your revised disclosure in the Overview section that begins the Business section. However, we still believe that an investor would be better able to understand the conduct of your business if you include a discussion of how you conduct your business, from the initial customer contact through approval, payment and, if necessary, collection. We note your discussion of your collection procedures on page 75. Consequently we reissue prior comment 66.
22. We are not able to find a discussion of the separation of risks and rewards from your agency business model on pages 67-68. Consequently, we reissue prior comment 67.

Certain Relationships and Related Party Transactions - page 105
23. We note your responses to prior comments 71-73 and await the revised disclosure. Please note that we may have further comment once the disclosure is updated.

Underwriters - page 123
24. Please advise the staff regarding how the underwriters plan to conduct the "on-line" portion of the offering. In particular, please highlight the pricing, conduct, allocation and timing of this possible portion of the offering.
25. Please confirm that the electronic version of the prospectus will be identical to the final prospectus or will comply with Release 33-
7288 or 33-7289.

Consolidated Financial Statements

Note 1 - Description of Business and Significant Accounting
Policies
- page F-8
26. We note your response to our prior comment 84 and your revised disclosures. Please revise to describe how you determine the amount of your allowance for doubtful accounts. Consider revising this footnote to include the bullet-pointed methodology you disclosed on pages 43 and 44.
27. We note your response to our prior comment 83 and your revised disclosures. Please supplementally quantify for us the amount of your liability for center closing costs that pertains to severance payments and costs to move furniture and fixtures for each period presented.
28. As a related matter, please supplementally tell us how your accounting treatment for severance costs and costs to move furniture and fixtures is consistent with paragraphs 8-13 and 17 of SFAS 146.
Specifically with respect to severance costs, please tell us how your policy considers the communication requirements discussed in paragraph 8 of SFAS 146. If necessary, to the extent your accounting treatment is not consistent with SFAS 146, please quantify the differences for each period presented (including interim periods) and supplementally provide us with your qualitative and quantitative materiality assessment.

Note 3 - Processing, Marketing and Servicing Arrangements - page
F-17
29. Please supplementally confirm to us that during the life of your
$3 million note agreement with the lending bank, there were no impairment indicators prior to your March 2003 termination payment of
$6.3 million that would have caused you to record an impairment loss on the $3 million note. Refer to paragraphs 8-10 of SFAS 114.
30. Please supplementally provide to us copies of the $3 million note agreement with the lending bank (including any amendments) as well as copies of the termination agreements with the lending bank (including the termination agreements associated with the $6.3 million payment).

Note 4 - Advances and Fees Receivable, Net - page F-18
31. We note your response to our prior comments 84 and 85. Please revise footnote 4 of your filing to include each of the various components of your advances and fees receivable balance (e.g.
payday
advance receivable, fees and interest receivable).

Note 12 - Commitments and Contingencies - page F-26
32. We note your response to our prior comment 100. Please revise the first paragraph of footnote 12 to quantify the amount of estimated lost revenue per month that you expect to incur if you continue to suspend operations in Georgia.

Note 16 - Subsequent Events - page F-30
33. Please revise to disclose the nature of the North Carolina Attorney General`s inquiry, including a discussion of the types of potential claims that could be raised by the Attorney General`s office as a result of their inquiry. Refer to paragraph 10 of SFAS
5.

*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.












      You may contact Lisa Haynes, Staff Accountant, at (202) 824-5398 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor,
Staff Attorney, at (202) 942-1974 or me at (202) 942-2889 any
other
questions regarding this review.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Via US MAIL AND FACSIMILE: (917) 777-2896
Susan J. Sutherland, Esq.
Adam Waitman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
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Advance America, Cash Advance Centers, Inc.
William M. Webster, IV CEO
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